06005202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Sam Houston Parkway E., Suite 500
(No. and Street)

Houston (City) Texas (State) 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrester 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, L.L.P.
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475 (Address) Houston (City) Texas (State) 77034 (Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Cathy Young
Notary Public

CATHY YOUNG
Notary Public, State of Texas
My Commission Expires
May 23, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

as of and for the years ended December 31, 2005 and 2004

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Securities of America, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas
February 17, 2006

Ham, Langston & Brezina, LLP

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS	**2005**	**2004**
Current assets:		
Cash and cash equivalents	$ 380,336	$ 301,337
Commissions receivable	142,598	93,610
Prepaid expenses and other current assets	63,944	62,427
Deferred tax asset	1,727	1,951
Total current assets	588,605	459,325
Furniture and equipment, net	-	-
Capital lease assets, net	1,561	1,957
Total assets	$ 590,166	$ 461,282
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 55,841	$ 40,184
Accounts payable, related parties	33,044	55,629
Current portion of capital lease obligation	376	360
Income taxes payable to Parent	129,781	82,256
Total current liabilities	219,042	178,429
Capital lease obligation, net of current portion	1,231	1,607
Total liabilities	220,273	180,036
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	357,893	269,246
Total shareholder's equity	369,893	281,246
Total liabilities and shareholder's equity	$ 590,166	$ 461,282

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commission revenue	$1,346,778	$1,235,950
Expenses:		
Sales commissions	527,223	493,907
Service fee	390,000	390,000
Salaries	95,425	92,423
Insurance	62,481	62,318
Licenses and fees	48,389	49,507
Employee benefits	34,166	28,158
Accounting and legal	20,893	16,000
Rent	14,048	13,168
Telephone	3,759	3,767
Taxes	6,885	7,023
Other operating expenses	2,435	2,071
Postage and shipping	1,707	1,590
Depreciation	-	113
Amortization	396	98
Printing and graphics	1,707	1,477
Equipment leasing	850	471
Auto expense	18	197
Total expenses	1,210,382	1,162,288
Net income before income taxes	136,396	73,662
Provision (benefit) for income taxes:		
Current	47,525	25,105
Deferred	224	(1,571)
	47,749	23,534
Net income	$ 88,647	$ 50,128

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2004 and 2003

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2003	$ 1,000	$ 11,000	$ 219,118	$ 231,118
Net income	-	-	50,128	50,128
Balance, December 31, 2004	1,000	11,000	269,246	281,246
Net income	-	-	88,647	88,647
Balance, December 31, 2005	$ 1,000	$ 11,000	$ 357,893	$ 369,893

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 88,647	$ 50,128
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	396	211
Deferred tax expense (benefit)	224	(1,571)
Changes in:		
Commissions receivable	(48,989)	24,572
Prepaid expenses and other current assets	(1,517)	(2,318)
Accounts payable and accrued expenses	15,658	(16,931)
Accounts payable, related party	(22,585)	(94,832)
Income tax payable	47,525	25,105
Net cash provided by (used in) operating activities	79,359	(15,636)
Cash flows from financing activities:		
Payments on capital lease obligation	(360)	(88)
Net cash used in financing activities	(360)	(88)
Net increase (decrease) in cash and cash equivalents	78,999	(15,724)
Cash and cash equivalents, beginning of year	301,337	317,061
Cash and cash equivalents, end of year	$ 380,336	$ 301,337
Supplemental disclosures of cash flow information:		
Interest paid	$ 78	$ 22
Income taxes paid	$ -	$ -
Supplemental non-cash financing activities:		
Equipment acquired through a capital lease obligation	$ -	$ 2,055

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. **Description of Business**

First Financial Securities of America, Inc., (the "Company"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Securities Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are marketed through First Financial Corporation, Inc. ("FFC"), a company associated with the Company's former Parent which shares certain common management.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the variable annuity products is generally recognized upon the closing of the sale of the products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to five years on a straight-line basis.

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

Continued

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued

Commissions receivable arise from the commission earned from the sale of variable annuity products to employees of school districts. Collateral is generally not required for credit granted. At December 31, 2005 and 2004, approximately 94% and 95% of commissions receivable were from one sponsor of variable annuity products.

For the years ended December 31, 2005 and 2004, the Company received approximately 81% and 85% of its revenue, respectively, from two insurance carriers.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between financial statement and income tax reporting purposes. The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

3. Deposit With Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2005 and 2004 be maintained by the Company and is included in the cash and cash equivalents balance.

4. Income Taxes

For the years ended December 31, 2005 and 2004, the difference between expected income tax of $47,739 and $25,782, based on the statutory tax rate of 35%, and the actual provision is due primarily to the return to accrual adjustments for the 2004 and 2003 tax returns of approximately $408 and $800. The deferred tax expense of $224 in 2005 related primarily to compensated absences not deductible for tax purposes offset by tax depreciation in excess of book depreciation. The deferred tax benefit of $1,571 in 2004 relates primarily to compensated absences deductible for tax purposes and tax depreciation in excess of book depreciation. There is no difference in federal income tax expense allocated from the parent company at the statutory rate with income taxes recorded in the statements of income for the years ended December 31, 2005 and 2004.

5. Related-Party Transactions

At December 31, 2005 and 2004, the Company has an expense allocation agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a management fee of $10,000 per month, which is included in service fee expense in the accompanying statements of income.

Continued

5. **Related-Party Transactions, continued**

Effective October 1, 2001, the Company also has an expense allocation agreement in place with First Financial Administrators, Inc. (FFA), a third-party administrator that performs administrative services related to data processing of securities transactions. The Company reimburses FFA $22,500 a month for these administrative services, which is included in service fee expense in the accompanying statements of income.

As of December 31, 2005 and 2004, the Company had accounts payable of $33,044 and $55,629, respectively, owed to FFC. The accounts bear no interest, are payable upon demand, and represent allocations of general operating costs.

6. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2005, the Company had net capital of $205,035 which is $155,035 in excess of the net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .82 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

7. **Exemption From Rule 15c3-3**

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

8. **Subordinated Liabilities**

The Company had no subordinated liabilities during the years ended December 31, 2005 and 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. **Capital Lease**

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases at December 31, 2005 and 2004:

	2005	2004
Office equipment, at cost	$ 2,055	$ 2,055
Less accumulated amortization	(494)	(98)
	$ 1,561	$ 1,957

Continued

9. Capital Lease, continued

Future minimum lease payments for the above assets under capital leases at December 31, 2005 are as follows:

2006	$ 438
2007	438
2008	438
2009	440
Total minimum obligations	1,754
Interest	(147)
Present value of net minimum obligations	1,607
Current portion of obligation	(376)
Long-term obligation	$ 1,231

10. Commitments and contingencies

The Company is currently a party to certain litigation arising in the normal course of business. Management believes that such litigation will not have a material impact on the Company's financial position, results of operations or cash flows.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 369,893
Nonallowable assets:	
Commissions receivable (net of payables)	97,626
Property and equipment	1,561
Deferred tax asset	1,727
Prepaid expenses	63,944
Total nonallowable assets	164,858
Net capital before haircuts on security positions	205,035
Haircuts on security positions	-
Net capital	205,035
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 155,035
Aggregate indebtedness	$ 167,815
Ratio of aggregate indebtedness to net capital	.82 to 1

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 20, 2006 as follows:

	Net capital	Aggregate Indebtedness
Per FOCUS report	$ 167,548	$ 167,815
Postclosing adjustments:		
Decrease in nonallowable assets	37,487	-
Per above	$ 205,035	$ 167,815

The accompanying notes are an integral part of these financial statements.

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the Company) for the year ended December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina, LLP

Houston, Texas
February 17, 2006